BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

02 JUN -7 AM 11:21

82-5135

FACSIMILE TRANSMISSION

SUPPL

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Friday, 7 June 2002
SUBJECT:	ASX Announcement
PAGES (inc. cover)	3

02034747

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were released through the Australian Stock Exchange today –

1. **Australian biotechs, BresaGen and EvoGenix working together.**
2. **BresaGen congratulates oward on stem cell research centre.**

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Yours sincerely

T. M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

dlw 6/10

If there are any problems with this transmission, call 08 8234 2660

Thursday, 6 June 2002

BresaGen

BresaGen congratulates Howard on stem cell research centre

Adelaide-based biotechnology company BresaGen Ltd has congratulated John Howard and the Federal Government on its support and vision in awarding a $46 million funding package for stem-cell research.

The five year funding for the Biotechnology Centre of Excellence will go to the Centre for Stem Cells and Tissue Repair based at Monash, headed by Professor Alan Trounson. The Centre is made up of 17 commercial and academic groups including BresaGen and ES Cell International, two of the 10 groups with stem cell lines listed on the US National Institutes of Health (NIH) Stem Cell Registry.

BresaGen Chief Executive, Dr John Smeaton praised Professor Trounson for managing to bring the different groups together to work in the important area of stem cell research and therapy.

"We are looking forward to working with Professor Trounson and to hastening the development of commercially viable treatments for debilitating conditions such as Parkinson's Disease and spinal cord injury. BresaGen and ES Cell International, as the commercial partners, have worked together with Professor Trounson and Monash closely in the establishment of the associated National Centre for Advanced Cell Engineering which will be part of the Biotechnology Centre of Excellence. The two companies will bring their commercial expertise to help the Centre's academic participants in commercialising the new Intellectual Property which is expected to arise.

"BresaGen has considerable Intellectual Property which it is willing to make available to the Centre. We see this as an excellent opportunity for commercial and academic interests working together," said Dr Smeaton.

"We are also optimistic that the forthcoming Federal legislation on stem cells will be less restrictive and more commercially relevant."

ends

For further information contact:

Hilarie Dunn or
Public Relations
BresaGen Ltd
Ph: 02 92510110
Mob: 0414 357792

Chris Juttner
VP, Clinical Development
BresaGen Ltd
Ph: 08 8234 2660
Mob: 0408 185 100

Thursday, 6 June 2002

BresaGen

Australian biotechs, BresaGen and EvoGenix working together

With complementary knowledge and skills, Adelaide-based biotechnology company, BresaGen Limited and the recently established company EvoGenix Pty Ltd have agreed to work together on a protein biopharmaceutical project which will advance the abilities of EvoGenix to progress one of its key technologies.

BresaGen will conduct feasibility studies and process development for a class of small protein molecules which EvoGenix plans to develop as an entirely new approach to finding and treating difficult targets such as viruses and cancer. BresaGen's expertise in process development for producing protein pharmaceuticals will be applied to finding an effective way of making the targeting proteins reliably and cheaply.

BresaGen is a company listed on the ASX, with operations in Adelaide and Athens, Georgia. The Company is focussed on development of protein drugs and treatments based on cell therapy.

EvoGenix is an early stage biotechnology company established to exploit novel technologies developed by the Cooperative Research Centre for Diagnostics.

With operations in Melbourne and Sydney, it is positioned within the fast growing field of protein biopharmaceuticals, offering a technology platform for the rapid identification and development of highly active proteins for use in human therapy and medical imaging.

Merilyn Sleigh, EvoGenix CEO, said: "Commentators on the Australian biotechnology industry question how all of the new companies being established will thrive and grow. One very powerful solution to this problem will be for Australian Biotechnology companies to work together to make the most of the considerable expertise available. I am delighted that we are able to work with BresaGen in this context, drawing from their substantial achievements in protein production methods to accelerate the development of our own key technologies."

"Agreements with companies like EvoGenix validate the process development capabilities engineered at BresaGen over the last 5 years" said John Smeaton, CEO of BresaGen. "We are delighted to be working with the emerging companies in the biotech sector".

Ends

For more information contact:
Meera Verma
Chief Operating Officer
BresaGen Limited
08 8150 8220